December 6, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention: Karen Ubell

RE:	Bazi International, Inc. Registration Statement on Form S-1 Filed August 31, 2010 Amendment Filed December 3, 2010 File No. 333-169130

Dear Ms. Ubell:

We thank you for your comment letter dated November 23, 2010 (the “Comment Letter”) addressed to Bazi International, Inc. (the “Company”) with respect to the Registration Statement on Form S-1 of the Company, filed August 31, 2010 (the “Registration Statement”). The following is in response to the Comment Letter. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Capitalized terms used in this letter but not defined are intended to have the meanings ascribed to them in the Registration Statement.

Dollar Value of Underlying Securities

1.
We note your response to comment 2 and continue to believe the requested information is material for shareholders. Please confirm you will provide the requested information in your amended registration statement.

Response: We have added the requested disclosure. Please see page 48.

Payments to the Investor and Affiliates

2.
We note your response to comment 3 and continue to believe the information should be included in your registration statement. Please revise to include potential liquidated damages, payments made to finders or payment agents and any other potential payments. Additionally, confirm that the information related to payments and net proceeds will be included in your amended registration statement. You may include the information about the penalty rate upon default and payments required if you fail to register the resale of the shares in accordance with the Registration Rights Agreement as footnotes to the table disclosing your required payments.

Response: We have added the requested disclosure. Please see pages 49, 50 and 52.

Potential Profits on Conversion

3.
We note your response to comment 4 and disagree with your statement that the information may be confusing or misleading. We continue to believe the information is material to investors. Please confirm that you will include the information in your amended registration statement. To the extent you believe additional disclosure is necessary to put the information in its proper context, please include that additional disclosure in your next response. Additionally, include the similar information for the over-allotment issuance.

Response: We have added the requested disclosure. Please see page 49.

Total Potential Profit from Other Securities

4.	We note your response to comment 5 and continue to believe the information is material to investors. Please confirm that you will include this information in your amended registration statement.

Response: We have added the requested disclosure. Please see page 51.

Comparison of Issuer Proceeds to Potential Investor Profit

5.
We note your response to comment 6. Please revise your heading titled "Less Payments as Disclosed in Response to Comment 3" as the meaning will not be clear to investors :reading your registration statement We continue to believe the information is material to investors. To the extent you believe additional disclosure is necessary to put the information in its proper context, please include the additional language in your next response.

Response: We have added the requested disclosure. Please see page 52.

Prior Transactions between the Issuer and the Selling Stockholders

6.	We continue to believe the information provided in response to comment 7 is material to investors. Please confirm you will include this information in your amended registration statement.

Response: We have added the requested disclosure. Please see pages 51 and 52.

Comparison of Registered Shares to Outstanding Shares

7.
We note your response to comment 8 and continue to believe the information is material to investors. If you believe this information is already provided in your registration statement, please provide a page reference directing us to the applicable disclosure. Alternatively, confirm that you will provide this information in your amended registration statement.

Response: We have added the requested disclosure. Please see page 49.

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Stockholders

8.	Please confirm that your amended registration statement will include the information provided for in your October 20, 2010 response letter in response to comment 9.

Response: We have added the requested disclosure. Please see page 53.

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Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 316-8577.

Very truly yours,

/s/John Pougnet
John Pougnet
Chief Financial Officer